FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated July 8, 2022

Item 1

Banco Santander, S.A. (“Banco Santander” or the “Bank”), in compliance with the relevant securities market legislation, hereby announces:

OTHER RELEVANT INFORMATION

Holders of those covered bonds secured by mortgage-backed loans (cédulas hipotecarias), by public sector loans (cédulas territoriales) and by internationalization loans (cédulas de internacionalización) issued by the Bank, currently outstanding and whose ISIN (International Securities Identification Numbering) codes are set forth in Annex 1 (respectively, the “Mortgage-Backed Covered Bonds’”, the “Public Sector Covered Bonds’” and the “Internationalization Covered Bonds’” and, jointly, the “Covered Bonds”), are hereby informed that, as of today, the legal regime for the Covered Bonds will be that provided for in Royal Decree-Law 24/2021.1

As a consequence of the above, holders of the Covered Bonds are hereby informed that:

-         Said securities have been included in the Bank’s mortgage-backed covered bonds programme (programa de cédulas hipotecarias), public sector covered bonds programme (programa de cédulas territoriales) or internationalization covered bonds programme (programa de cédulas de internacionalización) (as corresponds) (respectively, the “Mortgage-Backed Covered Bonds’ Programme”, the “Public Sector Covered Bonds’ Programme” and the “Internationalization Covered Bonds’ Programme” and, together, the “Programmes”).2 On 4 July, Banco de España has authorised the establishment of each of the Programmes.

-         The payment obligations of the Bank regarding the covered bonds included, now or in the future, in each one of the Programmes will be especially covered by an open and variable portfolio of assets identified and individualised in the Bank’s corresponding special registry (each asset portfolio, the “Cover Pool”).3

-         Deloitte Advisory, S.L. (“Deloitte”) has been designated as external cover pool monitor for the Cover Pools and, in that capacity, has verified the transitioning process followed by Banco Santander and has checked that the transferred assets fulfil the criteria established by the Bank in line with Royal Decree-Law 24/2021. In particular, Deloitte has verified that the valuation of the real estate assets securing the mortgage loans integrated in the Cover Pool of the Mortgage-Backed Covered Bonds Programme used to ensure that such loans comply with the requirements of Royal Decree-Law 24/2021 is the lower of (i) the reference value being used by the issuer in accordance with Circular 4/2017, of Banco de España, and (ii) the full individual appraisal value performed in accordance with Order ECO/805/2003 on the occasion of the granting of the loan.

-         The Covered Bonds will otherwise continue to be governed, mutatis mutandis, by their corresponding terms and conditions.

The entry into force of Royal Decree-Law 24/2021 has not affected the ratings of the Covered Bonds.

Boadilla del Monte (Madrid), 8 July 2022.

___________________

1 As of today, the first book, the first through third transitory provisions, the first and fourth final provisions and letters a) through e) of the sole repealing provision of Royal Decree-Law 24/2021 of 2 November on the transposition of certain European Union Directives in the areas of covered bonds, cross-border distribution of collective investment undertakings, open data and reuse of public sector information, exercise of copyright and related rights applicable to certain online transmissions and retransmissions of radio and television programmes, temporary exemptions for certain imports and supplies, for consumers and for the promotion of clean and energy efficient road transport vehicles (as amended by Royal Decree-Law 11/2022, of June 25, adopting and extending certain measures to respond to the economic and social consequences of the war in Ukraine, to address situations of social and economic vulnerability, and for the economic and social recovery of the island of La Palma) (the “Royal Decree-Law 24/2021”) have come into force.

2 In addition to the Covered Bonds, each one of the Programmes (as appropriate) will include any other mortgage-backed, public sector or internationalization covered bonds (as corresponds) issued by the Bank that explicitly adhere to the corresponding Programme.

3 The Bank will have three Cover Pools related to the Programmes: one Cover Pool that will cover the obligations corresponding to the covered bonds included in the Mortgage-Backed Covered Bonds Programme, another one that will cover the obligations corresponding to the covered bonds included in the Public Sector Covered Bonds Programme and another one that will cover the obligations corresponding to the covered bonds included in the Internationalization Covered Bonds Programme. Each of the Cover Pools will consist exclusively of the primary assets and, when appropriate, the liquid assets, replacement assets and derivative instruments eligible under Royal Decree-Law 24/2021.

ANNEX I
LIST OF ISIN CODES

Mortgage-Backed Covered Bonds

ISIN
ES0405035009	ES0413900160	ES0413900780
Pitch Serie 1	ES0413790298	ES0413900806
ES0413900384	ES0413900418	ES0413900608
ES0413790389	ES0413900533	ES0413900814
ES0413790405	ES0413790306	ES0413900699
ES0413900517	ES0413900822	ES0413900376
ES0413900541	ES0413790264	ES0413900400
ES0413790470	ES0413900566
ES0413900368	ES0413900509
ES0413790462	ES0413900582
ES0413900590	ES0413900574
ES0413900616	ES0413900830
ES0413790397	ES0413900558
ES0413900392	ES0413900723
ES0413900129	ES0413900731
ES0413790330	ES0413900749
ES0413790280	ES0413900756
ES0413900624	ES0413900764
ES0413790488	ES0413900772

Public Sector Covered Bonds

ISIN
ES0413790371
ES0413790249
ES0413790447
ES0413900673
ES0413900798

Internationalization Covered Bonds

ISIN
ES0413900632
ES0413900707
ES0413900640
ES0413900657

IMPORTANT INFORMATION

No offer

The information contained in this document is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this document. No investment activity should be undertaken on the basis of the information contained in this document. In making this document available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this document nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this document is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	July 8, 2022	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance